Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Katherine Coghlan katherine.coghlan@dechert.com +1 212 641 5643 Direct +1 212 698 3599 Fax

December 15, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on December 12, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to prior correspondence filed on December 8, 2022 (the “Prior Comments”) in connection with Post-effective Amendment No. 52 under the Securities Act of 1933, as amended, (the “1933 Act”) and Amendment No. 55 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on September 22, 2022, accession no. 0001133228-22-006526 (the “Registration Statement”) relating to the registration of John Hancock International High Dividend ETF (the “Fund”), a new series of the Registrant.

Below is a summary of the comments regarding the Registration Statement provided by the Staff on December 12, 2022. With respect to any comments received by the Staff that are not included herein, the Registrant submits that it has reviewed such comments and the relevant disclosures of the Fund, and respectfully maintains its previous responses. The Registrant believes that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s additional comments, and resolve any matters raised. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

December 15, 2022 Page 2

General Comments

1.	Comment – In response to Comment 4 of the Prior Comments, the Registrant added disclosure regarding the second waiver in footnote 2 under “Fund summary — Fees and expenses — Annual Fund Operating Expenses.” Please consider adding the following to footnote 2: “The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.”

Response – The Registrant respectfully notes that the disclosure regarding the agreement’s expiration date is already included in footnote 2. The Registrant respectfully acknowledges the comment regarding the disclosure on reimbursement and will consider revising the disclosure consistent with this comment in connection with the Fund’s next annual update.

2.	Comment – In response to Comment 8 of the Prior Comments, the Registrant noted that it believes its disclosure under “Fund summary — Principal risks — Warrants Risk” also covers the risks associated with “rights.” The Staff notes that additional disclosure regarding “rights” should be included as corresponding risk disclosure under “Fund summary — Principal risks.”

Response – The Registrant respectfully acknowledges the comment and will consider revising the disclosure consistent with this comment in connection with the Fund’s next annual update.

3.	Comment – In response to Comment 20 of the Prior Comments, the Registrant revised the disclosure in “Fund details — Principal risks of investing — Economic and market events risk” of the Prospectus and corresponding applicable disclosure in the SAI as follows:

Any such increases generally will cause market interest rates to rise~~, which will~~ and could cause the value of a fund’s ~~fixed-income securities to fall. Any such rate increases may also increase volatility and reduce liquidity in the fixed-income markets, which would make it more difficult to sell a fund’s fixed-income securities~~ investments, and the fund’s net asset value (NAV), to decline, potentially suddenly and significantly.

Please consider replacing the reference to “investments” with “fixed income securities.”

December 15, 2022 Page 3

Response – The Registrant respectfully acknowledges the comment and will continue to evaluate and consider revising this disclosure.

If you have any questions, please call me at 212-641-5643.

Sincerely,

Katherine Coghlan

cc: Sarah M. Coutu
Christopher P. Harvey
Allison M. Fumai
Cynthia Yi